EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
The South Financial Group, Inc.


We consent to incorporation by reference in the registration statements (Nos. 33-25424, 33-79668, 33-80822, 33-82668, 33-82670, 333-31948, 333-53170,
333-53172,  333-67745,  333-83519 and  333-96141)  on Form S-8 and  registration statements (Nos. 333-06975, 333-49078 and 333-66264) on Form S-3 of The South Financial Group, Inc. of our report dated December 1, 2003, relating to the statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and December 15, 2002, and the related statements of changes in net assets available for benefits for the period from December 16, 2002 to December 31, 2002 and the year ended December 15, 2002, which report appears in the December 31, 2002 transition report on Form 11-K of the Plan.



Greenville, South Carolina                                    /s/KPMG LLP
January 7, 2004